                                                                    EXHIBIT 99.4

SCHRECK MORRIS
STEVE MORRIS
KRISTINA PICKERING
1200 Bank of America Plaza
300 South Fourth Street
Las Vegas, Nevada 89101
(702) 474-9400

SULLIVAN & CROMWELL
ROBERT A. SACKS
444 South Flower Street
Los Angeles, California 90071-2901
(213) 955-8000

SULLIVAN & CROMWELL
THOMAS R. LEUBA
1701 Pennsylvania Avenue, N.W.
Washington, D.C. 20015
(202) 956-7500

Attorneys for Plaintiffs,
VENCOR, INC., JILL L. FORCE
and PATRICK W. MATTINGLY

                         UNITED STATES DISTRICT COURT

                              DISTRICT OF NEVADA

                                                          CASE NO.

VENCOR, INC., JILL L. FORCE,
and PATRICK W. MATTINGLY

        Plaintiffs,

                                                         CV-S-97-00565-LDG (RLH)

        -vs-

TRANSITIONAL HOSPITALS CORPORATION,
RICHARD L. CONTE, DANA L. SHIRES,
M.D., ROBERT L. THOMAS, JACK H.
LINDHEIMER, M.D., NIGEL PETRIE,
RALPH J. WATTS, WENDY L. SIMPSON,
CAROL J. BURT and SM ACQUISITION CO.,

        Defendants.

           COMPLAINT FOR INJUNCTIVE, DECLARATORY, AND MONETARY RELIEF
           ----------------------------------------------------------

        Plaintiffs Vencor, Inc. ("Vencor"), Jill L. Force, and Patrick W. Mattingly (collectively "Plaintiffs"), by their attorneys, allege upon knowledge with respect to themselves and their own acts, and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION
                              --------------------

        1. Vencor has today commenced a cash tender offer to purchase all of the outstanding stock of defendent Transitional Hospitals Corp. ("Transitional") at $16 per share (the "Offer" or "Vencor Offer"). As explained below, Vencor has been treated unfairly and discriminated against by Transitional and its board of directors in a process that culminated on May 2, 1997 when Transitional entered into a merger agreement with Select Medical Corporation ("Select") and SM Acquisition Co. (the "Select Agreement") on terms less favorable to Transitional and its stockholders than the terms simultaneously being offered by Vencor. In addition to binding Transitional to a merger agreement that provides Transitional's stockholders with less consideration per share than Vencor was then offering and is currently offering to pay in the Offer, the members of Transitional's board effectively wasted millions of dollars of stockholder's money by, in a clear breach of their fiduciary duties, agreeing to pay Select a $19.415 million break-up fee under circumstances where they knew that Vencor was prepared to top Select's offer and pay more to acquire Transitional. Select, which was Transitional's favored bidder and the beneficiary of this largesse on the part of Transitional's board, is being financed by various venture capital firms which have an existing relationship with Transitional.

        2. Plaintiffs bring this action against Transitional, the members of Transitional's board of directors (the "Board" or the "Individual Defenders"), and SM Acquisition Co. ("SM") for injunctive, declaratory and monetary relief to prevent defendants from interfering with the ability of Transitional's stockholders to realize the substantial benefits of Vencor's Offer. Specifically, Plaintiffs seek (a) injunctive and declaratory relief (i) declaring that the Individual Defendants have breached their fiduciary duties,
(ii) requiring Transitional to dismantle its takeover defenses, including its "poison pill" and its reliance on the Nevada anti-takeover statutes, that would preclude consummation of the Offer, and (iii) declaring the break-up fee provision of the Select Agreement to be invalid and unenforceable, and (o) to the extent the break-up fee is not invalidated, damages from the Individual Defendants for wasting Transitional's assets in breach of their fiduciary duties.

                                    PARTIES
                                    -------

        3. Plaintiff Vencor is a Delaware corporation with its principal executive officers located at 3300 Providian Center, 400 West Market Street, Louisville, Kentucky 40202. Vencor is one of the nation's largest providers of healthcare services primarily focusing on the needs of the elderly.

        4. Plaintiff Jill L. Force ("Force"), a resident of Kentucky, is Senior Vice President and General Counsel of Vencor. Force, together with her husband Patrick W. Mattingly, also a resident of Kentucky, owns 243 shares of Transitional common stock, which they have owned since the late 1970s.

        5. Defendant Transitional Hospitals Corp. is a Nevada corporation with its principal executive offices at 5110 W. Sahara Avenue, Las Vegas, Nevada 89102.

        6. Defendant Richard L. Conte has been a director of Transitional since 1991. Conte currently serves as Chairman and Chief Executive Officer of Transitional and is a resident of a state other than Kentucky or Delaware.

        7. Defendant Dana L. Shires, M.D., has been a director of Transitional since 1989. Shires is a physician in private practice and is a resident of a state other than Kentucky or Delaware.

        8. Defendant Robert L. Thomas has been a director of Transitional since 1993. Thomas is retired and is a resident of a state other than Kentucky or Delaware.

        9. Defendant Jack H. Lindheimer, M.D., has been a director of Transitional since 1983. Lindheimer currently serves as Corporate Medical Director of U.S. Psychiatric Services and is a resident of a state other than Kentucky or Delaware.

        10. Defendant Nigel Petrie has been a director of Transitional since 1995. Petrie currently serves as Managing Director of Edison Mission Energy and is a resident of a state other than Kentucky or Delaware.

        11. Defendant Ralph J. Watts has been a director of Transitional since 1996. Watts is President and Chief Executive Officer of Cardiovascular Ventures, Inc. and is a resident of a state other than Kentucky or Delaware.

        12. Defendant Wendy L. Simpson has been a director of Transitional since 1995. Simpson currently serves as Chief Operating Officer of Transitional and is a resident of a state other than Kentucky or Delaware.

        13. Defendant Carol J. Burt has been a director of Transitional since 1996. Burt is currently Senior Vice President of Finance and Treasurer of American Medical Response and is a resident of a state other than Kentucky or Delaware.

        14. Defendant SM Acquisition Co. is a Nevada corporation that was formed on May 1, 1997 for purpose of carrying out an acquisition of transition. It is a wholly-owned subsidiary of Select and is a party to the Select Agreement.

                             JURISDICTION AND VENUE
                             ----------------------

        15. This Court has jurisdiction over this action pursuant to 28 U.S.C. (S) 1332(a) and 2201. The amount in controversy is in excess of $75,000.

        16. Venue is proper in this District under 28 U.S.C. (S) 1391(a) and (c).

                               FACTUAL BACKGROUND
                               ------------------

                         I.  Unfair Treatment of Vencor
                             --------------------------

        17. A representative of Vencor first contracted Transitional during the fall of 1996 to inquire whether Transitional might be interested in selling its hospital business to Vencor. Following that contact on October 28, 1996, Vencor signed, at Transitional's request, a confidentiality agreement (the "Confidentiality Agreement") in connection with what it understood would be the good faith consideration by Transitional of a potential transaction with

Vencor. The Confidentiality Agreement contained, among other things, various restrictions of Vencor's use of information it obtained and on its acquisition of Transitional shares.

        18. Notwithstanding its agreement to provide Vencor with access to business and financial information from which Vencor would be able to evaluate a potential transaction, Transitional initially provided Vencor with little, if any, meaningful information. In early 1997, Vencor expressed its dissatisfaction with Transitional's failure to provide it with information, as a result of which Transitional permitted Vencor to conduct a limited due diligence investigation.

        19. While that process was ongoing, Vencor was informed that several other potential bidders might have an interest in acquiring Transitional and would be visiting its headquarters to conduct due diligence. Vencor was also advised by Transitional that the highest bidder would be able to conduct a more thorough due diligence review price to the execution of a definitive agreement.

        20. In late April 1997, Vencor submitted three alternative proposals to Transitional. The first proposal involved Vencor's acquisition of all the outstanding shares of Transitional (the "Shares") in a tender offer at a price that excluded consideration for Transitional's investment in Behavioral Health Corporation (the "Psych Business"), and contemplated that the Psych Business would be put in a liquidating trust and sold by Transitional with the proceeds going to existing Transitional stockholders. The second proposal contemplated that Vencor would purchase Transitional, including the Psych Business, based on certain contingencies. In a third alternative proposal, Vencor offered to pay $14.25 in cash per Share pursuant to a tender offer to acquire all of Transitional's outstanding shares. None of Vencor's three proposals was subject to any financing contingency.

        21. On April 28, 1997, Transitional informed Vencor that it had submitted the highest bid and that Transitional wanted Vencor to conduct a more detailed due diligence review and be in a position to enter into a definitive merger agreement within one week. Vencor confirmed to Transitional that it could meet this time frame and promptly commenced detailed due diligence.

It also prepared to participate in what it had been led to believe would be the good faith negotiation of a definitive merger agreement.

        22. Beginning on Thursday, April 30, 1997, Vencor conducted detailed due diligence at Transitional's headquarters in Las Vegas. On the evening of May 1, 1997, Transitional informed Vencor that it had tentatively scheduled a meeting of the Transitional Board for the upcoming Saturday or Sunday with the expectation that its Board would approve the merger agreement to be finalized between Vencor and Transitional.

        23. Much to Vencor's surprise, on the morning of Friday, May 2, 1997, Transitional's Chairman and CEO, Richard L. Conte, reveled to Vencor that he would be meeting that day with Russ Carson, who is a principal of the primary investment firm which is providing equity and debt financing to Select, and that a special Board meeting had been scheduled for 1:00 p.m. that same day. Conte, who already benefits from an existing business relationship involving Carson and his firm, claimed that he had not arranged to meet with Carson, but that Carson had called from an airplane and said he would be at Transitional's headquarters at noon that day. In that same conversation with Vencor, Conte also claimed that he did not know what Carson wanted to discuss, but speculated that Carson might want to submit a new bid for Transitional.

        24. At the same time as Conte revealed that a meeting of the Transitional Board had been scheduled for 1:00 p.m. that same day to discuss the status of the auction for Transitional, he asked whether Vencor would be willing to pay more. He nonetheless assured Vencor that Transitional did not have another deal, and that Vencor should continue its ongoing, final extended due diligence review. The Vencor representative with whom Conte spoke indicated that he needed to speak to Vencor's CEO, but left open the possibility that Vencor might increase its $14.25 per share offer if appropriate. Conte informed the Vencor representative that he would get back to him to report on the results of his meeting with Carson prior to the scheduled Transitional Board meeting.
///

        25. Pending his discussion with Vencor's CEO and prior to the Transitional Board meeting on May 2, the Vencor representative delivered a letter to Conte reaffirming that Vencor had substantially completed its due diligence review, had not encountered any reason to reduce the $14.25 in cash per Share it had offered to pay to acquire Transitional, and would be prepared to negotiate and execute a definitive merger agreement by the evening of Sunday, May 4, 1997.

        26. Later on May 2, 1997, Vencor became aware that Transitional was engaged in some sort of a negotiation with Carson, who had arrived at Transitional's headquarters with his legal advisors. Vencor expressed immediate concern as to the fairness of the process being conducted by Transitional, and at the same time made it clear that Vencor was prepared to participate in any further bidding process.

        27. Shortly after 2:00 p.m. that afternoon, Vencor was informed that Select had offered to acquire Transitional at a price of $14.55 per Share. Immediately thereafter, Vencor verbally informed Conte that Vencor was prepared to increase its offer and within 30 minutes submitted a written offer to acquire Transitional for $15.00 per Share in cash, with no financing contingency, and to commence negotiations in order to execute a definitive merger agreement as soon as possible.

        28. Notwithstanding Vencor's offer, just minutes later Conte informed Vencor that the Transitional Board had approved a merger agreement with Select at a price $14.55 per share--$.45 per Share less than Vencor's then existing offer. Vencor was also informed that not only did the Transitional Board accept a lower price from Select than Vencor had offered to pay to Transitional stockholders in an all-cash offer, but that Transitional had also agreed to pay Select a "break-up" fee, which subsequent disclosure of the Select Agreement has revealed exceeds $19.4 million.

        29. Having been treated unfairly and discriminated against by the Transitional Board, on May 7, 1997, Vencor commenced the Offer directly to Transitional's stockholders at a price of $16 per share.

                        II.  TRANSITIONAL'S POISON PILL
                             --------------------------

        30. Transitional has in place an arrangement -- commonly known as a Poison Pill -- that effectively allows Transitional's Board unilaterally to block acquisitions by third parties, even those, such as the Vencor Offer, that are non-coercive and provide substantial benefits to Transitional stockholders. Unless the rights issued pursuant to the Poison Pill (the "Rights") are redeemed or the Poison Pill is declared inapplicable to the Offer, Vencor will be precluded from proceeding with the Offer and be deprived of the opportunity to acquire Transitional even though it is offering to pay all cash and has made the highest offer for the Shares. At the same time, Transitional stockholders will be denied the opportunity to receive the $1.45 per Share additional consideration being offered to them by Vencor.

        31. On June 21, 1996, Transitional declared a dividend of one Right with respect to each outstanding Share payable to stockholders of record on July 16, 1996. Each Right entitles the holder to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock at an exercise price of $45.00, subject to adjustment. In the event that a person becomes the beneficial owner of 15% or more of the outstanding shares of Transitional common stock (except pursuant to certain cash offers approved by the Transitional Board), proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the acquiring person, will thereafter have the right to receive upon exercise that number of common stock having a market value of two times the then-current exercise price of one Right. Further, in the event that, at any time following such acquisition of 15% or more of the outstanding Transition common stock, Transitional is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company which at the time of such transaction would have the a market value of two times the then-current exercise price of one Right. The Rights are redeemable at $0.01 per Right prior to the first date of public announcement that a person or group has become an acquiring person, and Transitional has the power, under certain circumstances, to extend the redemption period.

        32. The effect of Transitional's Poison Pill is preclude any offer to acquire Transitional's Shares-including an all-cash offer at the highest price being offered, such as Vencor's Offer-unless the Transitional Board redeems the rights or otherwise renders the Poison Pill inapplicable to the offer. In connection with the Select Agreement, the Transitional Board agreed to take all steps necessary to ensure that the Select merger would not trigger the Poison Pill. However, the Transitional Board has not redeemed the Rights to permit the Vencor Offer to proceed.

             III.  Transitional's Statutory Anti-Takeover Defense
                   ----------------------------------------------

        33. Transitional is also subject to the anti-takeover protections of Nevada Rev. Statutes section (S)(S) 78 378 et seq. (the "Control Share
                                           ------
Acquisition Statute") and Nevada Rev. Statutes 78.411 et seq. (the "Business
                                                      ------
Combination Statute").

        34. Under the Control Share Acquisition Statute, a third-party like Vencor which acquires a "controlling interest" in the shares of Transitional cannot vote those shares unless: (a) such voting rights are conferred by a majority vote of the disinterested shareholders of the corporation; or (b) the Transitional Board adopts a by-law or amends the corporation's charter opting out of the coverage of the Statute, something that the Transitional Board has not done with respect to Vencor.

        35. Under the Business Combination Statute, a third-party like Vencor which acquires 10% or more of the voting power of Transitional's stock cannot engage in a business combination with Transitional for three years unless the acquisition of the shares or the business combination is approved by the Transitional Board in advance. Application of this provision to Vencor's Offer, which is neither coercive nor inadequate, would delay the acquisition of Transitional by Vencor for at least three years and, as a practical matter, prevent the Vencor Offer altogether.

        36. In the Select Agreement, Transitional has undertaken to render the Control Share Acquisition Statute and the Business Combination Statute inapplicable to the $14.55 per share transaction between Select and Transitional contemplated by the Select Agreement. However, the Transitional Board has not exempted the Vencor Offer from the application of those sections. There is simply no legitimate reason for the Transitional Board to apply either of these anti-takeover devices to obstruct the Vencor Offer, which is non-coercive and non-discriminatory, offers Transitional stockholders a substantial premium for their shares, provides superior value over the Select merger and poses no threat to the interests of Transitional stockholders or Transitional, which has been put up for sale by the Board.

                               DECLARATORY RELIEF
                               ------------------

        37. The Court may grant the declaratory relief sought herein pursuant to 28 U.S.C. (S) 2201. Transitional has failed to create a level playing field by favoring Select to the exclusion of Vencor and by entering into the Select Agreement at a time when it knew that Vencor was prepared to and had actually offered to pay a higher price for the Shares in cash without any financing contingency. Moreover, Transitional has been unwilling to redeem the Rights or to amend the Poison Pill to make it inapplicable to the Vencor Offer, or to approve the Vencor Offer for purposes of the Nevada anti-takeover provisions, even though it has done so in connection with the less-advantageous Select Agreement.

        38. Such actions (or inactions) of Transitional and its Board demonstrate that share is a substantial controversy among the parties. The refusal by the Transitional Board to redeem Transitional's Poison Pill and to take steps to render the Control Share Acquisition Statute and the Business Combination Statute inapplicable to the Vencor Offer will interfere with and preclude that Offer from proceeding.

                              IRREPARABLE INJURY
                              ------------------

        39. The unlawful actions of Transitional in discriminatorily shopping itself without creating a level playing field and agreeing to the Select merger will irreparably harm Vencor by depriving it of the unique opportunity to acquire Transitional. The unwillingness of Transitional to redeem the Rights, to amend the Poison Pill to make it inapplicable to the Vencor Offer and to approve the Offer for purposes of the Nevada anti-takeover provisions will prevent Vencor from proceeding with its Offer. Vencor's resulting injury will not be compensable by money damages, and it has no adequate remedy at law.

                            FIRST CLAIM FOR RELIEF
                            ----------------------

        (Declaratory and Injunctive Relief: The Poison Pill and Anti-Takeover Statutes)

        40. Plaintiffs repeat and realledge each of the allegations set forth in paragraphs 1 through 39 as if fully set forth herein.

        41. The Individual Defendants stand in a fiduciary relationship with plaintiffs Force and Mattingly in their capacity as a Transitional shareholder. As fiduciaries, the Individual Defendants owe Force and Mattingly the highest duties of care, loyalty and good faith.

        42. The Vencor Offer is non-coercive and non-discriminatory, it is fair to Transitional stockholders and poses no threat to Transitional's corporate policy and effectiveness; and it exceeds the market price of Transitional common stock and the value of the Select merger.

        43. Refusal by the Transitional Board to (i) redeem the Rights or to amend the Poison Pill to make it inapplicable to the Vencor Offer and (ii) approve the Offer for purposes of the Control Share Acquisition Statute and the Business Combination Statute is not proportionate to any threat posed by, or within the range of reasonable responses to, the Vencor Offer. Vencor will be precluded from consummating the Offer by virtue of this conduct.

       44. Plaintiffs seek (i) a declaration that Transitional's failure to redeem the Rights, or to otherwise amend the Poison Pill to make it inapplicable to the Vencor Offer and to approve the Offer for purposes of the Nevada anti-takeover provisions is a breach of the Individual Defendants' fiduciary duties and (ii) an injunction compelling Transitional and the Individual

Defendants to redeem the Rights or to otherwise amend the Poison Pill to make it inapplicable to the Vencor Offer and to approve the Offer for purposes of the Control Share Acquisition Statute and the Business Combination Statute.

        45.     Plaintiffs have no adequate remedy at law.

                            SECOND CLAIM FOR RELIEF
                            -----------------------

         (Declaratory and Injunctive Relief: Breach of Fiduciary Duty and Discriminatory Treatment of Competing Bidders)

        46. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 45 as if fully set forth herein.

        47. The Individual Defendants made a decision to put Transitional up for sale. Even ignoring that express decision, the actions of Transitional, including, but not limited to, encouraging prospective bidders to make acquisition proposals for Transitional, and sharing confidential Transitional information with potential bidders in order to encourage them to make such proposals, constitute a determination to sell Transitional.

        48. Having determined to put Transitional up for sale, Transitional has discriminatorily favored other potential bidders over Vencor. Indeed, the decision by the Individual Defendants to cause Transitional to enter into the Select Agreement in the face of a higher, all-cash offer from Vencor is inexplicable, cannot be based upon any legitimate business reason and constitutes a clear violation of the Individual Defendants' fiduciary duties, including their duty to secure the best value reasonably available to the corporation's shareholders.

        49. In furtherance of its efforts to preclude Vencor from allowing the stockholders of Transitional to consider the Vencor Offer, the Transitional Board agreed to pay Select a $19.4 million break-up fee in the event Transitional were to receive and accept a higher offer. Given that Vencor had already made an all-cash offer to purchase the Transitional Shares at a price above the $14.55 per share offered by Select, this provision was gratuitous and almost certain to be implicated. In the context of the foregoing events, the sole function of this break-up fee provision is to take more than $19.4 million out of the pockets of Transitional's stockholders and shift it to the pockets of Select and its financial backers.

        50. Indeed, notwithstanding that the break-up fee is payable by Transitional in the event of a higher bid and without any breach of the Select Agreement, the break-up fee is described in the Select Agreement as "liquidated damages" and further described as not being a penalty. In fact, the break-up fee does not constitute damages at all given the circumstances of its payment; any actual expenses incurred by Select would be capable of precise calculation and could not legitimately be the basis of what is undeniably a "punitive" clause if measured on the basis of actual damages, and the fee cannot be justified on the basis that it was needed to induce Select to commit to a merger proposal given that a higher offer was already avialable to Transitional.

        51. The inclusion of the break-up fee in the Select Agreement serves no legitimate purpose, constitutes a breach of the Individual Defendants' fiduciary duties, and violates public policy. The break-up fee provision of the Select Agreement is invalid as a manner of law and is unenforceable.

        52. Plaintiffs seek (i) a declaration that the actions taken by the Individual Defendants to tilt the playing field against Vencor, including but not limited to, entering in the Select Agreement, are unlawfully discriminatory and constitute breaches of fiduciary duty, (ii) an injunction compelling Transitional and the Individual Defendants to create a level playing field, treating Vencor and all prospective bidders for the acquisition of Transitional equally and fairly, and (iii) an injunction prohibiting enforcement of the break-up fee in the Select Agreement.

        53. Defendant SM is added as a Defendant on this claim because it is a party to the Select Agreement through which the merger is to be consummated and is a wholly-owned subsidiary of Select.

        54.     Plaintiffs have no adequate remedy at law.
///
                                      -13-

                             THIRD CLAIM FOR RELIEF
                             ----------------------
                 (Monetary Damages:  Waste of Corporate Assets)

        55. Plaintiffs repeat and reallege each of the allegations set forth in paragraphs 1 through 54 as if fully set forth herein.

        56. Plaintiffs Force and Mattingly bring this claim individually and derivatively on behalf of Transitional.

        57. Under the foregoing circumstances, the break-up fee included in the Select Agreement is a waste of Transitional's assets. No reasonable director exercising his or her ordinary sound business judgment would have agreed to pay a multi-million dollar break-up fee for a transaction that was less favorable to another simultaneously being offered and, at the same time, would short-circuit a competitive bidding process. The Individual Defendants, who authorized and approved the Select Agreement, are liable for that waste to the extent Transitional is obligated to pay the break-up fee.

        58. Plaintiffs have not made any efforts to have Transitional's directors pursue this claim on Transitional's behalf because the Individual Defendants constitute all of those directors and all of them were involved in and themselves liable for the unlawful conduct being alleged. The Individual Defendants were not disinterested and independent due to their relationships with Select and its financial backers. The actions by Transitional were not the results of a valid exercise of business judgment in light of the Individual Defendants' disparate treatment of Select and Vencor in the bidding process and their preexisting relationship with Select and its backers.

        59. There is no collusion between Plaintiffs and defendants for purposes of seeking federal jurisdiction.

        WHEREFORE, Plaintiffs respectfully request that this Court enter an
Order:

        (1) Declaring that the Individual Defendants have breached their fiduciary duties;

        (2) Declaring that the failure of the Individual Defendants to redeem the Rights or to otherwise amend the Poison Pill to make it inapplicable to the Vencor Offer and to approve the

Offer for purposes of the Nevada anti-takeover provisions is a breach of their fiduciary duties;

        (3) Directing Transitional and the Individual Defendants to redeem the Rights or otherwise to amend the Poison Pill to make it inapplicable to the Vencor Offer and to approve the offer for purposes of the Nevada anti-takeover provisions;

        (4) Declaring the break-up fee provision of the Select Agreement to be unenforceable and enjoining its enforcement;

        (5) To the extent the break-up fee is payable, awarding monetary damages, payable by the Individual Defendants, in the amount of any break-up fee which Transitional is required to pay pursuant to the Select Agreement;

        (6) Awarding Plaintiffs their costs and expenses in this action, including reasonable attorneys' fees; and

        (7) Granting such other and further relief as the Court deems just and proper.

        DATED:  May 7, 1997.

                                      SCHRECK MORRIS

                                          /s/ STEVE MORRIS
                                      By: ----------------------
                                              STEVE MORRIS
                                              KRISTINA PICKERING
                                              1200 Bank of America Plaza
                                              300 South Fourth Street
                                              Las Vegas, Nevada 89101

                                              ROBERT A. SACKS
                                              SULLIVAN & CROMWELL
                                              444 South Flower Street
                                              Los Angeles, California 90071-2901

                                              THOMAS R. LEUBA
                                              SULLIVAN & CROMWELL
                                              1701 Pennsylvania Avenue, N.W.
                                              Washington, D.C. 20015

                                              Attorneys for Plaintiffs,
                                              VENCOR, INC., JILL L. FORCE and
                                              PATRICK W. MATTINGLY

                                  VERIFICATION

        I, Jill L. Force, declare under penalty of perjury of the laws of the United States that I have read the foregoing Complaint and believe it to be true to the best of my knowledge, information and belief.

Dated:  May 6, 1997

                                              /s/ Jill L. Force
                                              -----------------
                                                  Jill L. Force

SCHRECK MORRIS
STEVE MORRIS
KRISTINA PICKERING
1200 Bank of America Plaza
300 South Fourth Street
Las Vegas, Nevada 89101
(702) 474-9400

SULLIVAN & CROMWELL
ROBERT A. SACKS
444 South Flower Street
Los Angeles, California 90071-2901
(213) 955-8000

SULLIVAN & CROMWELL
THOMAS R. LEUBA
1701 Pennsylvania Avenue, N.W.
Washington, D.C. 20015
(202) 956-7500

Attorneys for Plaintiffs,
VENCOR, INC., JILL L. FORCE
and PATRICK W. MATTINGLY

                          UNITED STATES DISTRICT COURT

                               DISTRICT OF NEVADA

                                                CASE NO.
VENCOR, INC., JILL L. FORCE
and PATRICK W. MATTINGLY,

        Plaintiffs,
                                        CV-S-97-00565-LDG (RLH)
    -vs-

TRANSITIONAL HOSPITALS CORPORATION,
RICHARD L. CONTE, DANA L. SHIRES,
M.D., ROBERT L. THOMAS, JACK H.
LINDHEIMER, M.D., NIGEL PETRIE,
RALPH J. WATTS, WENDY L. SIMPSON,
CAROL J. BURT and SM ACQUISITION CO.,

        Defendants.

                CERTIFICATE REQUIRED BY LOCAL BY LOCAL RULE 10-6
                ------------------------------------------------

        The undersigned, counsel of record for Plaintiffs, VENCOR, INC., JILL L. FORCE, PATRICK W. MATTINGLY, certify that there are no known interested parties other than those participating in the case.

        These representations are made to enable the judges of this Court to evaluate refusal and not for any other purpose. They do not constitute an admission or waiver of any kind.

        DATED:  May 7, 1997.


                                      SCHRECK MORRIS

                                          /s/ STEVE MORRIS
                                      By: ----------------------
                                              STEVE MORRIS
                                              KRISTINA PICKERING
                                              1200 Bank of America Plaza
                                              300 South Fourth Street
                                              Las Vegas, Nevada 89101

                                              ROBERT A. SACKS
                                              SULLIVAN & CROMWELL
                                              444 South Flower Street
                                              Los Angeles, California 90071-2901

                                              THOMAS R. LEUBA
                                              SULLIVAN & CROMWELL
                                              1701 Pennsylvania Avenue, N.W.
                                              Washington, D.C. 20015

                                              Attorneys for Plaintiffs,
                                              VENCOR, INC., JILL L. FORCE and
                                              PATRICK W. MATTINGLY

                                      -2-